Van Eck Funds

335 Madison Avenue 19th Floor

New York, NY 10017

August 30, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Churko

Re:	Van Eck Funds (the “Registrant”)
(File No. 811-04297)

Dear Ms. Churko:

Thank you for your telephonic comments on August 8, 2013 regarding various annual reports for the period ended December 31, 2012, on Forms N-CSR and prospectuses on Form N-1A for Van Eck Funds, relating to certain series of the Registrant (each, a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission. Below, we provide responses to or supplemental explanations of such comments, as requested.

Comment	1. In conformity with instruction 4(b) to Item 13 of Form N-1A, any supplemental expense ratios should be included in a footnote and not in the financial highlights table of the annual report.
Response 1.

The Registrant notes the Staff’s position. However, management views the additional expense ratios currently included in the financial highlights section as useful information to the Registrant’s shareholders given that they provide an accessible reference for assessing compliance with the expense caps set forth in the Registrant’s prospectus. Management believes that including such additional expense ratios in a footnote would be potentially confusing and less shareholder friendly.

Comment	2. In accordance with Item 27(b)(7)(ii) of Form N-1A, please include a sentence accompanying the graph and table for the CM Commodity Index Fund (the “CMCI Fund”) and the Multi-Manager Alternatives Fund (the “MMA Fund”) stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Response 2.	Noted. This sentence will be included in future annual reports, where applicable.

Comment	3. In light of the MMA Fund’s historical turnover rate over the last four years, please consider whether frequent trading should be disclosed as a principal investment strategy for the MMA Fund pursuant to Item 9(b) of Form N-1A.
Response 3.

We acknowledge that the MMA Fund has experienced a relatively high historical portfolio turnover rate given the MMA Fund’s ability to hire and terminate investment sub-advisers in accordance with the terms of an exemptive order obtained by the MMA Fund and its investment adviser from the staff of the SEC.  Accordingly, we do not consider active and frequent trading of portfolio securities to be a principal investment strategy of the MMA Fund. We will consider adding a principal risk for the MMA Fund in its next annual update to disclose that the use of multi-managers could result in a high level of portfolio turnover and the related consequences.

Comment	4. Please note that the Staff would like to reiterate its view that (a) the investment advisory agreement relating to the Cayman subsidiaries of the CMCI Fund and the International Investors Gold Fund are material contracts and that these should be filed as exhibits to these funds’ respective registration statements and (b) the boards of directors of the subsidiaries for these funds should sign the funds’ registration statement.
Response 4.

The Registrant notes the Staff’s position, however, the Registrant respectfully confirms its view that it does not believe a subsidiary’s investment advisory contract, nor any other subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Registrant has not included the subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement. In addition, the Registrant also confirms the board of directors of the subsidiary will not sign the funds’ registration statement. Unlike a traditional master-feeder arrangement in which the feeder fund invests 100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the subsidiary’s operating results represent only a portion (up to 25%) of the fund’s operating results. As a result, the Registrant does not believe that it is necessary or appropriate for the subsidiary to sign the registration statement.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

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